RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:05 19 February 2025 RNS Number : 5966X Unilever PLC 19 February 2025 TRANSACTIONS IN OWN SECURITIES 19 February 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 18 February 2025 Number of ordinary shares purchased: 100,000 Highest price paid per share: GBP 43.6300 Lowest price paid per share: GBP 43.1200 Volume weighted average price paid per share: GBP 43.3944 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 46,450,481 of its ordinary share and has 2,522,097,338 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volum LSE 43.3944 100,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 713 43.47 XLON 08 90 43.48 XLON 08 182 43.48 XLON 08 318 43.49 XLON 08 286 43.49 XLON 08 91 43.53 XLON 08 181 43.53 XLON 08 237 43.52 XLON 08 266 43.54 XLON 08 252 43.55 XLON 08 232 43.51 XLON 08 230 43.52 XLON 08 220 43.48 XLON 08 229 43.45 XLON 08 235 43.50 XLON 08 232 43.51 XLON 08 234 43.53 XLON 08 190 43.52 XLON 08 222 43.54 XLON 08 252 43.53 XLON 08 238 43.48 XLON 08 238 43.50 XLON 08 234 43.48 XLON 08 228 43.49 XLON 08 225 43.48 XLON 09 223 43.45 XLON 09 229 43.46 XLON 09 89 43.47 XLON 09 141 43.47 XLON 09 7 43.50 XLON 09 218 43.50 XLON 09 220 43.49 XLON 09 227 43.49 XLON 09 219 43.51 XLON 09 230 43.50 XLON 09 221 43.50 XLON 09 231 43.51 XLON 09 236 43.52 XLON 09 225 43.55 XLON 09 233 43.55 XLON 09 176 43.54 XLON 09 262 43.56 XLON 09 243 43.55 XLON 09 239 43.54 XLON 09 236 43.55 XLON 09 244 43.54 XLON 09 220 43.57 XLON 09 232 43.56 XLON 09 230 43.55 XLON 09 228 43.56 XLON 09 220 43.58 XLON 09 111 43.57 XLON 09 54 43.57 XLON 09 71 43.57 XLON 09 233 43.56 XLON 09 236 43.56 XLON 09 241 43.56 XLON 09 219 43.56 XLON 09 228 43.58 XLON 09 227 43.57 XLON 09 164 43.56 XLON 09 65 43.56 XLON 09 231 43.55 XLON 09 124 43.55 XLON 09 100 43.55 XLON 09 223 43.54 XLON 10 219 43.53 XLON 10 139 43.54 XLON 10 81 43.54 XLON 10 221 43.54 XLON 10 224 43.56 XLON 10 221 43.55 XLON 10 1 43.56 XLON 10 3 43.56 XLON 10 231 43.56 XLON 10 304 43.58 XLON 10 395 43.60 XLON 10 504 43.63 XLON 10 549 43.62 XLON 10 491 43.61 XLON 10 245 43.57 XLON 10 238 43.56 XLON 10 41 43.57 XLON 10 197 43.58 XLON 10 110 43.58 XLON 10 195 43.57 XLON 10 308 43.55 XLON 10 272 43.57 XLON 10 162 43.55 XLON 10 73 43.55 XLON 10 265 43.54 XLON 10

237 43.54 XLON 10 247 43.53 XLON 10 236 43.52 XLON 10 221 43.51 XLON 10 219 43.50 XLON 10 439 43.52 XLON 11 436 43.53 XLON 11 360 43.52 XLON 11 103 43.52 XLON 11 377 43.51 XLON 11 309 43.50 XLON 11 209 43.48 XLON 11 16 43.48 XLON 11 220 43.44 XLON 11 223 43.45 XLON 11 225 43.43 XLON 11 227 43.43 XLON 11 228 43.41 XLON 11 231 43.41 XLON 11 229 43.42 XLON 11 234 43.44 XLON 11 220 43.44 XLON 11 230 43.44 XLON 11 226 43.44 XLON 11 219 43.44 XLON 11 228 43.43 XLON 11 226 43.42 XLON 11 101 43.41 XLON 11 129 43.41 XLON 11 231 43.41 XLON 11 107 43.42 XLON 11 126 43.42 XLON 11 230 43.42 XLON 11 227 43.40 XLON 11 231 43.40 XLON 11 227 43.40 XLON 11 227 43.39 XLON 11 184 43.37 XLON 11 46 43.37 XLON 11 219 43.33 XLON 12 224 43.34 XLON 12 176 43.35 XLON 12 51 43.35 XLON 12 229 43.35 XLON 12 208 43.36 XLON 12 21 43.36 XLON 12 223 43.35 XLON 12 222 43.34 XLON 12 221 43.34 XLON 12 227 43.32 XLON 12 228 43.30 XLON 12 219 43.31 XLON 12 233 43.27 XLON 12 234 43.25 XLON 12 228 43.25 XLON 12 228 43.26 XLON 12 226 43.27 XLON 12 223 43.32 XLON 12 390 43.34 XLON 12 327 43.36 XLON 12 277 43.35 XLON 12 321 43.34 XLON 12 244 43.36 XLON 12 329 43.37 XLON 12 307 43.37 XLON 12 260 43.36 XLON 13 242 43.38 XLON 13 248 43.37 XLON 13 220 43.43 XLON 13 79 43.42 XLON 13 149 43.42 XLON 13 219 43.44 XLON 13 223 43.43 XLON 13 231 43.39 XLON 13 232 43.37 XLON 13 226 43.45 XLON 13 224 43.44 XLON 13 221 43.46 XLON 13 224 43.42 XLON 13 220 43.42 XLON 13 12 43.40 XLON 13 156 43.40 XLON 13 61 43.40 XLON 13 233 43.39 XLON 13 234 43.40 XLON 13 231 43.39 XLON 13 230 43.39 XLON 13 233 43.37 XLON 13 231 43.36 XLON 13 235 43.36 XLON 13 232 43.36 XLON 13 231 43.35 XLON 13 219 43.34 XLON 13 17 43.34 XLON 13 240 43.34 XLON 13 5 43.33 XLON 13 228 43.36 XLON 13 229 43.36 XLON 13 231 43.37 XLON 13 232 43.38 XLON 13 236 43.38 XLON 13 1 43.38 XLON 13 232 43.37 XLON 13 234 43.37 XLON 13 119 43.36 XLON 14 107 43.36 XLON 14 219 43.35 XLON 14 229 43.34 XLON 14 237 43.33 XLON 14 226 43.32 XLON 14 230 43.33 XLON 14 226 43.31 XLON 14 227 43.30 XLON 14 458 43.31 XLON 14 411 43.30 XLON 14 227 43.29 XLON 14 259 43.32 XLON 14 256 43.31 XLON 14 237 43.31 XLON 14 29 43.32 XLON 14 60 43.32 XLON 14 320 43.31 XLON 14 219 43.32 XLON 14 58 43.33 XLON 14 203 43.33 XLON 14 234 43.33 XLON 14 245 43.33 XLON 14 247 43.32 XLON 14 227 43.30 XLON 14 224 43.29 XLON 14 225 43.23 XLON 14 225 43.16 XLON 14 207 43.12 XLON 14 21 43.12 XLON 14 223 43.18 XLON 14 233 43.21 XLON 14 257 43.21 XLON 14 77 43.19 XLON 14 173 43.19 XLON 14 346 43.26 XLON 14 347 43.25 XLON 14 222 43.24 XLON 14 219 43.23 XLON 14 292 43.22 XLON 14 243 43.23 XLON 14 243 43.22 XLON 14 267 43.22 XLON 14 258 43.23 XLON 14 273 43.23 XLON 14 266 43.23 XLON 14 252 43.26 XLON 14 246 43.23 XLON 14

254 43.26 XLON 14 275 43.27 XLON 14 286 43.28 XLON 14 275 43.31 XLON 14 261 43.29 XLON 14 250 43.28 XLON 14 318 43.28 XLON 14 20 43.27 XLON 14 210 43.27 XLON 14 414 43.28 XLON 14 188 43.30 XLON 14 178 43.30 XLON 14 269 43.29 XLON 14 239 43.30 XLON 14 237 43.34 XLON 14 219 43.34 XLON 14 229 43.35 XLON 14 221 43.37 XLON 14 253 43.40 XLON 14 257 43.40 XLON 14 259 43.37 XLON 14 250 43.38 XLON 14 264 43.36 XLON 14 203 43.36 XLON 14 54 43.36 XLON 14 60 43.35 XLON 14 185 43.35 XLON 14 234 43.32 XLON 14 244 43.31 XLON 14 244 43.32 XLON 14 210 43.33 XLON 14 40 43.33 XLON 14 152 43.32 XLON 14 115 43.32 XLON 14 245 43.31 XLON 14 251 43.32 XLON 14 11 43.35 XLON 14 1 43.35 XLON 14 73 43.36 XLON 14 64 43.40 XLON 14 265 43.40 XLON 14 14 43.40 XLON 14 253 43.41 XLON 15 253 43.40 XLON 15 254 43.44 XLON 15 241 43.43 XLON 15 239 43.45 XLON 15 231 43.44 XLON 15 71 43.44 XLON 15 157 43.44 XLON 15 182 43.43 XLON 15 54 43.43 XLON 15 239 43.44 XLON 15 247 43.43 XLON 15 250 43.43 XLON 15 254 43.42 XLON 15 247 43.37 XLON 15 9 43.36 XLON 15 255 43.37 XLON 15 56 43.37 XLON 15 193 43.37 XLON 15 249 43.36 XLON 15 250 43.36 XLON 15 249 43.38 XLON 15 253 43.37 XLON 15 224 43.39 XLON 15 43 43.39 XLON 15 169 43.39 XLON 15 245 43.39 XLON 15 251 43.38 XLON 15 242 43.37 XLON 15 22 43.39 XLON 15 15 43.39 XLON 15 236 43.39 XLON 15 236 43.38 XLON 15 238 43.40 XLON 15 237 43.39 XLON 15 244 43.40 XLON 15 238 43.40 XLON 15 16 43.39 XLON 15 226 43.39 XLON 15 244 43.40 XLON 15 246 43.39 XLON 15 249 43.38 XLON 15 242 43.37 XLON 15 237 43.38 XLON 15 238 43.38 XLON 15 82 43.38 XLON 15 157 43.38 XLON 15 241 43.38 XLON 15 32 43.38 XLON 15 204 43.38 XLON 15 239 43.37 XLON 15 387 43.38 XLON 15 251 43.39 XLON 15 263 43.38 XLON 15 130 43.39 XLON 15 183 43.39 XLON 15 286 43.39 XLON 15 30 43.39 XLON 15 277 43.39 XLON 15 71 43.39 XLON 15 229 43.39 XLON 15 271 43.39 XLON 15 264 43.40 XLON 15 257 43.39 XLON 15 311 43.38 XLON 15 310 43.38 XLON 15 401 43.36 XLON 15 296 43.35 XLON 15 288 43.33 XLON 15 281 43.36 XLON 15 419 43.39 XLON 15 219 43.39 XLON 15 13 43.36 XLON 15 294 43.36 XLON 15 271 43.36 XLON 15 21 43.36 XLON 15 283 43.36 XLON 15 48 43.37 XLON 15 1 43.37 XLON 15 104 43.37 XLON 15 247 43.38 XLON 15 262 43.37 XLON 15 224 43.39 XLON 15 226 43.39 XLON 15 285 43.39 XLON 15 80 43.39 XLON 15 18 43.39 XLON 15 293 43.39 XLON 15 224 43.38 XLON 15 108 43.39 XLON 15 102 43.39 XLON 15 181 43.39 XLON 15 417 43.38 XLON 15 299 43.39 XLON 15 135 43.40 XLON 15 287 43.40 XLON 15 244 43.40 XLON 15 303 43.40 XLON 15 297 43.40 XLON 15 243 43.40 XLON 15 47 43.40 XLON 15 180 43.40 XLON 15 302 43.40 XLON 16 228 43.39 XLON 16 126 43.39 XLON 16 179 43.39 XLON 16 314 43.38 XLON 16 292 43.37 XLON 16 333 43.36 XLON 16 67 43.35 XLON 16

215 43.35 XLON 16 232 43.35 XLON 16 100 43.35 XLON 16 186 43.34 XLON 16 66 43.34 XLON 16 297 43.33 XLON 16 371 43.33 XLON 16 562 43.35 XLON 16 199 43.36 XLON 16 209 43.36 XLON 16 295 43.37 XLON 16 346 43.38 XLON 16 234 43.37 XLON 16 311 43.36 XLON 16 264 43.35 XLON 16 232 43.36 XLON 16 229 43.35 XLON 16 340 43.36 XLON 16 116 43.37 XLON 16 151 43.37 XLON 16 499 43.36 XLON 16 470 43.36 XLON 16 307 43.36 XLON 16 25 43.38 XLON 16 443 43.38 XLON 16 294 43.39 XLON 16 294 43.38 XLON 16 351 43.37 XLON 16 370 43.37 XLON 16 220 43.36 XLON 16 224 43.35 XLON 16 112 43.34 XLON 16 289 43.34 XLON 16 192 43.33 XLON 16 78 43.33 XLON 16 273 43.32 XLON 16 232 43.32 XLON 16 278 43.31 XLON 16 386 43.30 XLON 16 116 43.30 XLON 16 143 43.30 XLON 16 235 43.29 XLON 16 325 43.28 XLON 16 326 43.26 XLON 16 260 43.28 XLON 16 71 43.32 XLON 16 240 43.32 XLON 16 41 43.32 XLON 16 51 43.32 XLON 16 228 43.31 XLON 16 239 43.31 XLON 16 240 43.31 XLON 16 271 43.34 XLON 16 267 43.33 XLON 16 283 43.32 XLON 16 270 43.32 XLON 16 247 43.31 XLON 16 122 43.34 XLON 16 204 43.34 XLON 16 249 43.34 XLON 16 414 43.34 XLON 16 38 43.35 XLON 16 327 43.35 XLON 16 306 43.35 XLON 16 7 43.35 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.